Final

New York

du Pasquier & Co. Inc.

One Battery Park Plaza
New York, NY 10004
www.dupasco.com

Paris

March 28, 2006

Mr. Ron Schutte
Chairman/CEO
Brooklyn Cheesecake & Desserts Company
20 Passaic Avenue
Fairfield, NJ 07004

Dear Mr. Schutte:

You have requested du Pasquier & Company, Inc. (Berwyn Capital Division) "BCD" to render an opinion as to whether the proposed exchange of assets by the Brooklyn Cheesecake & Desserts Company, Inc. ("Company") with an entity affiliated with its current Chairman, CEO and President for the satisfaction/assumption of a majority of the "Company" liabilities, would leave the "Company" with little operations and limited specific valuable assets is fair from a financial point of view to the shareholders of the company.

In developing an opinion, one needs to look at the background and performance of the company, and in addition to, potential, and total value of the enterprise. In determining an opinion BCD will rely on all public information and discussions with management. The company represents that to the best of its knowledge, all information provided is complete and correct in all material aspects BCD will use and rely on this information without independent verification or appraisal of assets. BCD does not assume responsibility for the accuracy or completeness of the information to which reference is made herein nor does BCD provide any guaranty of the values reflected herein.

The object of the report is to review various valuation methods and to present a viewpoint as to which methods may be applicable for this transaction. The report is written for the Board of Directors with the understanding that the "Company" may use, include and or refer to the opinion in a proxy distributed to shareholders and/or other filings with the Securities and Exchange Commission (SEC).

Our opinion is being expressed for determining the fair value of the transaction. Such value is determined as of a specific date (timeframe) and based on all pertinent facts, data and conditions which are known as of that date.

This report is not intended to be investment advice and its contents should in no way be construed as such.

BUSINESS DESCRIPTION AND BACKGROUND AND FINANCIAL REVIEW

Brooklyn Cheesecake & Desserts Company, Inc. (BCAK); effective March 22,2006 new symbol is (BCKE) is engaged in the business of manufacturing premium quality frozen cheesecakes, apple cakes and tart shells. The products are marked and distributed on a wholesale basis and through a retail outlet in Fairfield, NJ. The company, a New York corporation was formed in 1993 and is traded publicly on the OTCBB under the symbol BCKE.

By reference, we have reviewed the public filings for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005. Revenue for the respective periods has shown a continuous decline:

	12/31/03	12/31/04	12/31/05
Net Sales	$3,369,742	$3,035,323	$2,223,611

A decrease of $334,419 from 12/31/03 to 12/31/04 and a decrease of $811,712 from 12/31/04 to 12/31/05.

The company has reported net losses of:

	12/31/03	12/31/04	12/31/05
Net (Loss)	($146,614)	($574,324)	($1,064,311)

During the period stockholders net value has decreased to a negative ($915,631) as of 12/31/05.

At the same time, working capital was deteriorating from a negative ($659,923) as of 12/31/04 to a negative ($1,252,005) as of 12/31/05.

The public price of the stock has also continued to deteriorate. In reviewing historical price/volume charts for the company, it should be noted that the stock price did hit a high of $1.02 per share during Q1 2004, but has steadily decreased since. The high for 2005 was $.42 during Q1 2005, with a steady decrease to the recent $.05 per share as of 2/24/2006. The stock has very limited trading and with 13,525,336 shares issued and outstanding as of 12/31/2005, the company has a public value of $676,266..

The company has not yet achieved profitable operation, nor does it seem likely that it will in the near future. Presently sales do not support operations. The company does not have access to conventional bank lines. If our interpretation of the financial reports and disclosures is correct, then it is apparent that the Company is completely dependent on sales of equities or loans from officers to maintain operations. The company, due to inadequate cash flow, has resorted to issuing restricted stock for certain services in lieu of cash. The future survival of this company is in question. New sales of securities,

especially those sales arranged in private market transactions generally have substantial dilutive impact on existing shareholders and are sold well below market. The company has had a great deal of difficulty in raising capital in this manner. Any potential investor reviewing the above numbers would most likely not be interested in purchasing any new issue securities of this company, or may only be interested in purchasing common shares at discount to public market price. This would result in substantial dilution to existing shareholders.

As of 2/24/2006, in a review of the companies filings with the Securities and Exchange Commission, (SEC), we noted that the officers have made several loans to the company over the last two years totaling$995,818 inclusive of interest.

When one reviews the public filings one must also review the risk factors section of the 12/31/2005 10K filings. The company's losses continue to increase, and the ability to raise capital diminishes. Recently, with the only influx of capital coming from officers, the future outlook is not positive.

Therefore, one must look towards the fixed assets, equipment and trademarks, etc. for the value in the company, especially absent any growth if the company runs out of money, and has to be liquidated. If that becomes a reality, the common shareholders will most likely have worthless shares.

Without benefit of help in the public market, an opinion requires certain non-market methods to determine a value. Some of the reasons stated or suggested for this are based on or include:

Continued losses;
Inability to sustain operations without fund raising;
Dependence on uncertain and expensive equity markets;
Dependence on Officer's ability to continue to provide funds;
Overall poor financial condition, including negative working capital;
Little liquidity;
Very limited market for resale;

If equity could be raised, dilution to existing shareholders would be extreme. If more debt is put on the books by officer's loans, interest coverage and increased debt liability will have a negative impact on the enterprise value. Continued increased debt load could also force the company into insolvency.

If nothing is done, and the company fails, investors would hold worthless shares, and get no benefit of being an investor in a public company.

VALUATION APPROACHES

There is several valuation approaches used with public companies to determine a value for a company or a transaction that a company is undertaking. Most of those approaches will not apply in this situation.

Discounted Cash Flow Model: Dependant on a company growing both sales and income. The opposite is happening with the company (decreasing sales and increasing losses).

Private Placement Method: The price of securities sold in private market transactions determines a value for the company. Private transactions are usually done at discount to the public price and require investors to hold on to those shares for 12 months under the 144 Rule. Thus these shares have impaired marketability and difficult to sell. A potential investor would also give consideration to sales, earnings, assets as well as the public shares trading price and volume in arriving at an appropriate discounted price. Generally smaller illiquid companies have to offer larger discounts and other incentives such as warrants to raise equity. This would result in continued dilution for existing shareholders.

Black Scholes Option Pricing Model: Does not apply at all as options cannot be written on "penny stocks" trading on the Bulletin Board.

Economic Modeling (several) of which the GORDON GROWTH MODEL is used fairly often. The models apply statistical formulas considering future dividend streams, cash flows to investors and other economic factors present in the company.

These models cannot be used for development stage companies or those companies without positive cash flow and income growth. Therefore, they cannot be used in this situation.

CURRENT PERSPECTIVE

The outlook for investor value is not very encouraging. Management is looking at ways in which continued deterioration can be slowed or provide an alternative potential opportunity that may result in an improvement for shareholder value and enterprise value.

In the 10K filed for the year ending 12/31/04 under Plan of Operations it is noted that future mergers and acquisitions would be looked at and considered. Potential merger or acquisition candidates may or may not be in the baking or a related field. If a target is not in a related field, consummating a transaction would probably be easier and more cost efficient, without having the existing company in the public vehicle. The savings on time and costs associated with due diligence, representations and warranties, accounting and/or any other business issues would potentially enhance shareholder value.

The company has a loss carry forward of approximately $10.3 million. Various amounts expire from 2005 through 2021 This may be a benefit to a potential partner and investors as a portion may be eligible to offset future earnings.

The CEO/CHAIRMAN with the approval of the Board of Directors has proposed the following:

That the transaction being contemplated, exchanging assets (excluding trademarks) to offset debt due to the CEO/Assignee at both the parent company and subsidiary level and assumption of certain liabilities and leases (facility in Fairfield, New Jersey) be completed, to prevent continued decrease in shareholder value in the public company. In addition. The JM Specialties subsidiary will be sold to the CEO/Assignee. The result of which would leave the public company with:

- No public subsidiary, which eliminates other potential liabilities and costs.
- An entity with little operations, some cash and some debt
- An entity with a "valuable" asset, the "trademarks" and a license agreement that would generate royalties. The trademark is estimated to be valued in the $200,000 to $300,000 range.

The exchange proposal would result in the CEO/Assignee receiving certain specific assets of the company (excluding the trademarks) in settlement of $826,041 of principal debt amount due, inclusive of interest. These assets would be transferred as is, free of any liens or encumbrances. In addition the CEO/Assignee agrees to assume full responsibility for the payment up to an aggregate of $262,900. to other creditors of the company as part of the exchange plan. The CEO/Assignee will also assume plant and equipment leases aggregating $654,185. as part of the settlement.

The parties agree that a minimum of $35,000. cash be left on hand to be used by the company for expenses associated with periodic filings with the Securities and Exchange Commission ("SEC") disclosing any material events that are required to be publicly disclosed for a period of one year.

There will remain on the books of the Company the sum of approximately $600,000. representing balance of indebtedness due to the CEO/Assignee and vendors. These payments will be deferred at the option of the company until the company completes a merger with another entity. At that time, the CEO/Assignee can elect to have payments made either in cash or in new issue securities at an agreed to valuation.

The CEO/Assignee will sign a licensing agreement for the use of the trademark. In addition, the CEO/Assignee will have an option to acquire the trademark at a future date.

We have reviewed the equipment/fixed assets appraisals provided by management, that was compiled by DALEY-HODILIN, LLC. subject to the Uniform Standards of Professional Appraisal Practice (USPAP).

Three separate reports were provided, covering values as to Auction Sale Value, Fair Market Value and Fair Market Value in Place. These were prepared in July 2004.

Auction Sale Value	$251,725.
Fair Market Value	$500,350.
Fair Market Value in Place	$698,450.

The majority of equipment is specific for the commercial baking industry, and food processing industry. A portion of the equipment is not industry specific.

Potential buyers most likely would be end users in this industry space or used equipment dealers. Because of the nature of the equipment, the potential resale market place is narrow and quite possibly small, thus having an impact on the potential realized sale price/value.

REMARKS & CONCLUSIONS

An opinion in this situation as to what may be fair from a financial point of view to the shareholders of the company has to rely on a realistic business approach/proposal than on specific methods or economic modeling.

In reviewing the company's situation, one can determine that the prognosis for success is minimal. As we previously stated, the company continues to demonstrate:

- Declining sales;
- Increased losses;
- Increased debt due to officers;
- Increase in outstanding shares (issued for payables, services, etc)
- Inability to raise capital in the public markets

Without drastic action, this will result in a declining shareholder value and potentially into either bankruptcy or liquidation. If any of these events occur, the company's shares could prove to be worthless.

The plan proposal provided by the CEO of exchanging fixed assets for satisfaction of liabilities benefits shareholders as follows:

Removes $826,041. debt from the books
Removes $262,900 other payables
Removes lease obligations for the building and equipment
Removes negative cash flow and continued losses from the books
Provides $35,000. to continue public filings

In addition, the proposal also includes two considerations that will have benefit to shareholders. One, the exchange of assets for debt and the sale of the JM Specialties

subsidiary provides for a clean company without other potential liabilities. Second, the shareholders will benefit from keeping the trademark and licensing it to the CEO/Assignee for a royalty consideration.

This leaves the shareholders with basically a "public shell" company with a trademark. A public shell company in the market place today has a base value of approximately $350,000. to $500,000. The trademark may have a value of $200,000 to $300,000. It can be used to obtain, by reverse merger, another company that may benefit from being public, and may provide the shareholders with a better opportunity for potential value.

The debt left on the books due to the CEO/Assignee would be deferred until such time as the company completes a reverse merger with another entity.

The proposal if accepted as is, would leave behind a valuable asset that will generate income from the licensing of the trademark, the result of which will allow the company to continue as an entity.

This would enable the company the time and ability to seek out another target to combine with, through the reverse merger process. Even with the existing shareholders having additional dilution through a merger process as new shares are issued, the shareholder value would potentially be enhanced by a new entity that holds promise for growth in sales and profits.

In our opinion, this proposed exchange of assets for liabilities will enable the company (Public Shell) to be in a position to acquire another entity, which will likely result in a better opportunity for the existing shareholders to realize a benefit and potentially enhanced shareholder value.

Sincerely yours,

Conrad R. Huss

CRH:amg
cc: Anthony Merante